EXHIBIT 99.1

[ESG Logo]

November 23, 2010

Nexsan Corporation

555 St. Charles Drive, Suite 202

Thousand Oaks, CA 91360

Attn: Philip Black

Ladies and Gentlemen:

Nexsan Corporation, (the “Company”) has requested that ENTERPRISE STRATEGY GROUP (“ESG”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing an amendment to the registration statement on Form S-1 (the “Amendment”) with the Securities and Exchange Commission. Please be advised as follows:

1.   ESG consents to the use by the Company of ESG’s name in portions of the prospectus and the Amendment.

2.   ESG consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Amendment. In granting such consent, ESG represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Amendment within the meaning of the term “experts” as used in the Act or the Regulations.

ESG agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

ENTERPRISE STRATEGY GROUP

By:	/s/ Walter Mason
Name:	Walter Mason
Title:	CFO

Exhibit A

Industry Background

Industry and market data used throughout this prospectus was obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in “Business—Industry Background” is based on studies, analyses and surveys prepared by the Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Demand by Mid-Sized Organizations for New Approaches to Storing and Managing Unstructured Data

•                  Utilization of replication and archiving solutions using disk-based technologies.  In order to obtain greater availability and protection of their unstructured data, organizations are replacing tape and optical-based backup systems with SATA disk-based replication and archiving solutions. Many organizations find it important to replicate data to protect their information from various threats and disasters. Replication helps ensure that an organization will be able to access its data from a secondary source in case of data  loss or corruption. The purpose of an archive is to store file-based information in a secure and cost-effective manner for the long-term while enabling the retrieval of specific files more quickly and easily than a tape-based or optical-based archive. The Enterprise Strategy Group estimates that the capacity of external disk storage dedicated to archiving will grow from approximately 9,700 petabytes in 2010 to over 106,800 petabytes in 2015, representing a CAGR of 62%.